File No. 82-34735

06015248

Press release

RECEIVED 2006 JUL 18 P 2:40 OFFICE OF INTERNATIONAL CORPORATE FINANCE

from ASSA ABLOY AB (publ) June 30, 2006 no: 16/06

SUPPL

ASSA ABLOY appoints new Chief Financial Officer and new Head of Division EMEA

Tomas Eliasson has been appointed Chief Financial Officer (CFO) and Executive Vice President ASSA ABLOY. Tzachi Wiesenfeld has been appointed Head of Division EMEA and Executive Vice President ASSA ABLOY. Both appointments are effective from September 1.

Tomas Eliasson is since 2002 CFO and Senior Vice President for Seco Tools, one of the world's leading manufacturers of cemented carbide cutting tools, which is listed on the Stockholm Stock Exchange. Previously, he spent 15 years with ABB in both Sweden and overseas, and the last three years as Financial Manager for ABB Robotics. Eliasson will succeed Göran Jansson who after 10 years as CFO of ASSA ABLOY will leave the company to establish a new private equity fund.

"Tomas has a solid financial and industrial experience that suits ASSA ABLOY perfect," Molin says. "He has, among other things, been one of the driving forces of Seco Tools' successful development and he brings important competence to ASSA ABLOY in his new role as new CFO."

Tzachi Wiesenfeld has been appointed Head of Division EMEA and Executive Vice President ASSA ABLOY. Wiesenfeld is currently Managing Director of ASSA ABLOY UK. In this role he has successfully completed a major turnaround and restructure of the company. In parallel he has been instrumental in developing new channels to the market in the UK. Since January 2005 ASSA ABLOY's President and CEO has been responsible for Division EMEA.

"EMEA is the Group's largest division but one with clear potential for increasing growth and profitability," Molin says. "Tzachi has the right background to take the division to the next level through his experience and expertise in both sales and efficiency improvement. His knowledge of products and the organization is a further advantage to realize synergies within EMEA."

Further information can be obtained from:

Johan Molin, President and CEO, Tel: +46 70-326 4199
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

dlo 7/18

ASSA ABLOY
The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com

ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, meeting tough end-user demands for safety, security and user friendliness. The Group has some 30,000 employees and annual sales of about EUR 3 billion.